March 18, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:              Mr. Brian Cascio

                        Accounting Branch Chief

Re:          Candela Corporation

                Form 10-K for the fiscal year ended July 3, 2004, filed 9/15/2004

                Form 10-Q for the period ending October 2, 2004, File No. 0-14742

Ladies and Gentlemen,

Candela Corporation (“Candela, or the “Company”) hereby responds to the comments made by the staff in your letter dated March 7, 2005 relating to the Company’s Form 10-K for the fiscal year ended July 3, 2004, filed September 15, 2004, and Form 10-Q for the period ending October 2, 2004 File No. 0-14742.

The staff’s comments, indicated in bold, and the Company’s responses are as follows:

1.  We recognize your response to our Comment 6 and reissue the first part of our comment. Supplementally, please indicate when Candela was notified by the landlord that a sublease for the property was secured during the first quarter fiscal 2005. Please indicate the terms of the sublease that were conveyed to you by the landlord. You indicate that prior to the events which occurred during the second quarter fiscal 2005, the Company could not estimate the amount of sublease income. What events are you referring to that occurred in the first quarter of fiscal 2005 that allowed you to estimate the amount of the sublease income?

The Company initially learned of the existence of the sublease during September of 2004 i.e. during our first quarter fiscal 2005. Several requests were made of the landlord to release the sublease details, which in the end were secured by Company counsel and provided to the Company on January 13, 2005. This date fell after the end of the Company’s second quarter fiscal 2005, but prior to the release of our financial statements for that period. Upon obtaining that information the Company was able to determine the future economic benefit of the sublease and revise the estimated future costs associated with the Boston facility. The revision of those future costs resulted in the reversal of approximately $859,000 of the restructuring reserve, and the related disclosure which was included in the Company’s initial response to Comment 6 of your letter dated February 15, 2005.

CANDELA CORPORATION

530 Boston Post Road, Wayland, Massachusetts 01778-1886 - Tel (508) 358-7631 - Fax (508) 358-5602

2.  We note that on February 17, 2005 the arbitrator reached an interim decision in the dispute concerning Candela’s royalty obligation in favor of the Regents. Candela had previously deposited $3.4 million in an escrow account with no charge to expense, pending the outcome of the arbitration. We refer to your response to our Comment 5. The press release indicates that Candela will take a charge for the related expense in the fiscal quarter in which the arbitrator issues his final decision. In light of the interim decision and the probability of the outcome, please clarify why the conditions had not been met to record the accrual in the earlier periods.

The interim decision was reached by the arbitrator during the Company’s current fiscal quarter. The Company has every intent and purpose to record a charge related to the Regents arbitration during the current fiscal quarter. Candela expects that the arbitrator will have a final decision prior to the filing deadline for the Company’s current fiscal quarter ending April 2, 2005. If a final decision is not available by that time, the Company will record a charge based on the best available estimate at that time.

If you have any questions concerning the foregoing responses, please contact the undersigned at (508) 358-7637.

Very truly yours,

/s/ Paul Broyer

Paul Broyer

Chief Financial Officer

Candela Corporation